

August 13, 2012

Via E-mail
Timothy R. Brady
Chief Financial Officer
Dakota Plains Holdings, Inc.
294 Grove Lane East
Wayzata, MN 55931

> **Re:** **Dakota Plains Holdings, Inc., formerly MCT Holding Corporation**
> **Current Report on Form 8-K**
> **Filed March 23, 2012**
> **Quarterly Report on Form 10-Q for Fiscal Quarter Ended March 31, 2012**
> **Filed May 15, 2012**
> **File No. 0-53390**

Dear Mr. Brady:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Joshua L. Colburn
FAEGRE BAKER DANIELS LLP